Exhibit (a)(i)

América Móvil, S.A.B de C.V.

América Móvil launches its tender offer for 40% of Telmex

Mexico City, Mexico, October 11, 2011 — América Móvil, S.A.B. de C.V. (“AMX”) (BMV: AMX; NYSE: AMX; Nasdaq: AMOV; LATIBEX: XAMXL) announced today the commencement of its previously announced tender offer (the “TMX Offer”) for the shares of Teléfonos de México, S.A.B. de C.V. that it does not already own directly or indirectly (the “TMX Shares”), including TMX Shares represented by American Depositary Shares (the “TMX ADSs”). AMX is offering Ps. 10.50 in cash for each TMX Share tendered and Ps. 210.00 in cash for each TMX ADS tendered.

The TMX Offer comprises (i) a Mexican offer, made pursuant to a Mexican offer document, open to all holders of TMX Shares (the “Mexican Offer”), and (ii) a U.S. offer, made pursuant to an offer to purchase contained in a combined Schedule 13E-3 and Schedule TO (the “Combined Schedule TO”) filed with the United States Securities and Exchange Commission on October 11, 2011, open to all U.S. holders of Series L and Series A Shares of TMX Shares and all holders of TMX ADSs, wherever located (the “U.S. Offer”). All payments to shareholders in the U.S. Offer will be made in U.S. dollars.

The TMX Offer will expire on November 11, 2011, unless extended.

About AMX

AMX is the leading provider of wireless services in Latin America. As of June 30, 2011, it had 236 million wireless subscribers and 54 million fixed revenue generating units in the Americas.

Important Additional Information for the U.S. Offer

This announcement is not an offering document and does not constitute an offer to sell or the solicitation of an offer to buy securities or a solicitation of any vote or approval. The TMX Offer will only be made through the Combined Schedule TO, including the offer to purchase and the related U.S. Offer acceptance materials that are being filed with the SEC and mailed to holders of TMX Shares and TMX ADSs eligible to participate in the U.S. Offer. Additional copies of the materials for the U.S. Offer may be obtained for free at the SEC’s website at www.sec.gov or from D.F. King & Co., Inc. Holders may also contact their broker, dealer, commercial bank, trust company or other nominee for assistance concerning the TMX Offer. Investors and security holders are urged to carefully read the Combined Schedule TO and its exhibits and the other related tender offer materials, as they may be amended from time to time, before any decision is made with respect to the offer because they will contain important information. This announcement is not for publication, release or distribution in or into or from any jurisdiction where it would otherwise be prohibited.

Contact

Questions on the TMX Offer and requests for assistance may be directed to D.F. King & Co., Inc., the information agent in connection with the U.S. offer:

D.F. King & Co., Inc.

48 Wall Street New York, NY 10005

Bankers and Brokers Call Collect: (212) 269-5550

All Others Call Toll Free: (800) 735-3591

Email: telmex@dfking.com